July 28, 2005

Via Electronic Transmission
---------------------------

Larry Greene
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:  OFI Tremont Core Strategies Hedge Fund
     Registration Statement on Form N-2
     File Nos. 333-89784 and 811-21110
     ---------------------------------

Dear Mr. Greene:

     Pursuant to our telephone  conversation of June 29, 2005, this letter is in response  to your  comments  on the  registration  statement  on Form  N-2  (the
"Registration  Statement") for the OFI Tremont Core  Strategies  Hedge Fund (the
"Fund") filed with the Commission on June 2, 2005. For your convenience, we have included  each of your  comments  in  italics,  followed  by our  response.  The captions used below correspond to the captions the Fund uses in the Registration
Statement, and defined terms have the meanings defined therein.

PROSPECTUS
----------

General

     1.  Form  N-2.  Include  the  required  references  under  Rule  429 of the
Securities Act of 1933.

   We have included the required references as requested.

     2. Form N-2.  Revise the Form N-2 cover sheet to remove the  references  to
Rule 486 of the Securities Act of 1933 applicable to interval funds.

     We have revised the Form N-2 cover sheet to remove the  references  to Rule
486 of the Securities Act of 1933 applicable to interval funds.

     3. File the  registration  statement in the  appropriate  document order in accordance with Form N-2.

     The registration  statement will be filed in the appropriate document order in accordance with Form N-2.

     4. Please  confirm  that the Fund is not an interval  fund under Rule 23c-3 under the Investment Company Act.

     The Fund is not an  interval  fund under Rule  23c-3  under the  Investment
Company Act.

Prospectus

     5.  Please  add  disclosure  on the  cover  of the  Prospectus  of the Fund relating to limited liquidity in accordance with Item 1 of Form N-2.

     As  requested,  the  following  sentence has been added to the cover of the
Fund's prospectus: "An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment."

     6. Add a reference  to the U.S.  Patriot Act in the  Prospectus  disclosure relating to the Fund's anti-money laundering policy.

   We have modified the disclosure as requested.

     7.  Please  clarify  the  description  in the Fund's  prospectus  regarding
Portfolio Accounts.

     The Fund  generally  invests  in  underlying  hedge  funds  in  which  many investors,  including the Fund, are  investors.  From time to time, the Fund may allocate its assets to a hedge fund manager by retaining the manager to manage a separate  account or a  separate  investment  vehicle  for which such hedge fund manager  will  serve as general  partner  and in which the Fund will be the sole limited partner.  We have clarified the description of the various ways in which the Fund can invest with a hedge fund manager.

     8. Further describe the services provided by OppenheimerFunds, Inc. and its affiliate, OppenheimerFunds Institutional Asset Management, Inc.

   We have included additional information regarding OppenheimerFunds, Inc. and
   OppenheimerFunds Institutional Asset Management, Inc.

     9. Please update and finalize the fee table and  accompanying  footnotes in the section entitled, "Fees and Expenses of the Fund." Also, disclose the effect of voluntary fee waivers, if any.

     The tables and accompanying  footnotes in the section  entitled,  "Fees and
Expenses of the Fund" have been  updated to reflect the Fund's fees and expenses and the effect of voluntary management fee waivers.

     10.  Add a cross  reference  to the  Statement  of  Additional  Information portfolio manager  disclosure,  required by SEC Release Nos. 33-8458;  34-50227;
IC-26533.

   The cross reference has been added as requested.

Statement of Additional Information

     11. Please delete the second sentence of the first paragraph in the section entitled "Fundamental Policies".

   The sentence has been deleted.

     12. Please clarify the phrase,  "as permitted under the Investment  Company
Act of 1940."

     The section already contains  explanatory  language describing the relevant provisions under the Investment Company Act of 1940.

     13.  Indicate in the  Trustee  compensation  table  whether a Trustee is an
"Independent Trustee" as defined under the Investment Company Act.

   The table has been revised as requested.

     14.  Please  clarify in the forth  paragraph  under the  section  entitled,
"Board of Trustees",  the phrase "properly  supported resumes" on page 14 of the
Statement of Additional Information.

   The section has been rewritten.

     15. Please update the discussion relating to the Board of Trustees approval of the advisory and sub-advisory agreements.

     In accordance with SEC Release Nos. 33-8433;  34-49909;  IC-26486, the Fund
has included in its shareholder reports a discussion of the material factors and the conclusions that formed the basis for the Board's approval of the investment advisory and sub-advisory  agreements.  The statement of additional  information will be revised to include a statement that a discussion regarding the basis for the Board's  approval of those  agreements  is  available  in the Fund's  annual report to shareholders.

     16.  Disclose,  in  accordance  with SEC Release  Nos.  33-8458;  34-50227;
IC-26533, the compensation structure for the portfolio manager of the Fund.

     The  disclosure  has been  amended  in  accordance  with SEC  Release  Nos.
33-8458; 34-50227; IC-26533.

     17. If the Fund  retains a manager  to  manage  an  account  or  investment vehicle for the Fund  ("Segregated  Accounts"),  please  disclose  whether  such underlying  investment  vehicle will invest in a particular style or concentrate its investments in a particular industry or group of industries.

     The Prospectus  includes disclosure relating to the underlying Hedge Funds'
investments  in a single  industry or group of  industries,  and that such Hedge
Funds  generally  will not be  registered  as  investment  companies  under  the
Investment Company Act of 1940. The Prospectus also discloses that, although the
Sub-Adviser expects to receive detailed information from each Hedge Fund Manager regarding  the  investment  strategy  used  by  such  Hedge  Fund  Manager,  the
Sub-Adviser has little or no means of independently  verifying this information.
A Hedge Fund  Manager may use  proprietary  investment  strategies  that are not fully disclosed to the Sub-Adviser.

     18.  Disclose  whether the Fund's  investment  policies apply to affiliated hedge funds in which the Fund may invest.

     The Statement of Additional  Information  contains disclosure of the Fund's policies  relating to Hedge Funds and Segregated  Accounts in the second to last paragraph under the section entitled  "Fundamental  Policies." Those Fundamental
Policies would only apply to an affiliated Hedge Fund or Segregated Account.

     We acknowledge  that: the fund is responsible for the adequacy and accuracy of the  disclosure  in the filing;  staff  comments or changes to  disclosure in response to staff comments in the filing  reviewed by the staff do not foreclose the Commission  from taking any action with respect to the filing;  and the fund may not assert staff  comments as a defense in any  proceeding  initiated by the
Commission or any person under the federal securities laws of the United States.

     The Fund will file a pre-effective amendment pursuant to Rule 472 under the
Securities Act reflecting these changes. We have not and do not intend to submit
an  exemptive   application  or  no-action   request  in  connection  with  your
registration  statement.  Please direct any questions you may have regarding the filings or this letter to the undersigned at 212-323-5089.

                                          Sincerely,

                                          /s/ Nancy S. Vann

                                          Nancy S. Vann
                                          Vice President and Assistant Counsel

cc:   Board IV Board of Trustees
      Lisa Bloomberg, Esq.
      Ronald M. Feiman, Esq.
      Phillip Gillespie, Esq.
      Gloria LaFond
      Michael Lee
      Brian Petersen
      Brian Wixted
      Robert Zack, Esq.